Exhibit 12.1

FINJAN HOLDINGS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Three
	Months
	ended March
	31, 2014	2013	2012		2011	2010	2009
Earnings available for fixed charges:
(Loss) Income before income taxes	$(2,002)	$(6,072)	$50,985		$24,098	$(5,081)	$27,665
Fixed Charges	25	50	1		-	-	27
Total (Loss) Income available for fixed charges (1)	$(1,977)	$(6,022)	$50,986		$24,098	$(5,081)	$27,692

Fixed Charges:
Interest expense (2)	$-	$-	$-		$-	$-	$-
Portion of rental expense that represents interest factor (3)	25	50	1		-	-	27
Total fixed charges (4)	$25	$50	$1		$-	$-	$27
Ratio of earnings to fixed charges	N/A	N/A	57,417	X	N/A	N/A	1,032	X
Amount by which earnings are inadequate to cover fixed charges	$1,977	$6,022	N/A		N/A	N/A	N/A

1	For the purpose of calculating the ratio of earnings to fixed charges, earnings consists of (loss) income before income taxes plus fixed charges.

2	Interest expense was de minimus

3	Estimated interest factor of 33%

4	For the purpose of calculating the ratio of earnings to fixed charges, fixed charges consists of interest expense and an estimate of the portion of rental expense that represents the interest factor.

On June 3, 2013, the Company consummated the Reverse Merger and changed its name from “Converted Organics, Inc.” to “Finjan Holdings, Inc.”  Under generally accepted accounting principles in the United States, (“GAAP”) because Finjan’s former stockholders received the greater portion of the voting rights in the combined entity and Finjan’s senior management represents all of the senior management of the combined entity, the Reverse Merger was accounted for as a reverse acquisition under the acquisition method of accounting for business combinations, with Finjan treated as the acquiring company in the Reverse Merger for accounting purposes. Consequently, the assets and liabilities and the historical operations that are reflected in our historical financial statements are those of Finjan. The results of operations of our organic fertilizer segment have been included in our assets and liabilities and our historical operations since June 3, 2013, the date we completed the Reverse Merger.

Finjan was founded in 1997 as a wholly owned subsidiary of Finjan’s initial parent (Finjan Software, Ltd. or “FSI”). Finjan’s initial parent, together with its subsidiaries, sold enterprise web security solutions, including real-time and behavior-based malware prevention. In October 2003, Finjan’s initial parent transferred all of its shares in Finjan to FSI. As a result of this transfer, Finjan became a wholly-owned subsidiary of FSI.  The selected historical financial data presented above under the heading “Earnings available for fixed charges” and “Fixed Charges” for the years ended December 31, 2012 and 2011 and the selected historical financial data presented above under the heading “Balance Sheet Data” as of December 31, 2012 and 2011 are Finjan’s.